EILENBERG KRAUSE & PAUL LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

September 19, 2008

Jeffrey P. Riedler, Esq.

Assistant Director

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Lpath, Inc. (the “Company”),
Form S-1, SEC File No. 333-153423 (“Form S-1”)

Dear Mr. Riedler:

On behalf of the Company, we are responding to your letter dated September 17, 2008 (the “Comment Letter”) addressed to Scott R. Pancoast, Chief Executive Officer of the Company, with respect to the above referenced filing.  Set forth below are the points raised in the Comment Letter and the response of the Company to the Staff’s Comment Letter.  In responding to the Comment Letter, we have referred to the heading and comment number in the Comment Letter.

General

1.                                      Please revise your filing to remove the discrepancy between the number of shares included in the registration statement fee table and the selling security holder table. If the discrepancy relates to shares being registered on behalf of the placement agents in the private placement and such securities were issued as underwriting compensation, this information should be disclosed in the footnotes to the selling security holder table. If the securities were not issued as underwriting compensation, the placement agents should be identified as underwriters.

RESPONSE:  The Company has revised the (i) registration statement fee table to include 261 shares of the Company’s Class A common stock (“Common Stock”) underlying warrants issued pursuant to anti-dilution rights (which shares were already reflected in the selling security holder table) and (ii) selling security holder table on page 22 of the Form S-1 to include 166,740 shares of Common Stock underlying warrants issued to the placement agents in the Company’s private placement that closed in August 2008 (the “Placement Agent Warrants”) (which were already reflected in the registration statement fee table).  The holders of the Placement Agent Warrants are identified as registered broker-dealers, and, on page 25 of the Form S-1, the Company indicates in notes 36, 37 and 38 to the selling security holder table that the Placement Agent Warrants were received as compensation in connection with such selling security holder’s services as one of the Company’s placement agents in its August 2008 private placement.

Selling Security Holders, page 19

2.                                      Please revise your disclosure to include representations that LBI Group, Inc. and J. Scott Liolios purchased their shares in the ordinary course of business and had no agreements or understanding to distribute their securities. If they are unable to make these representations, please identify these parties as underwriters.

RESPONSE:  The Company has added the requested representation in note 2 and 17 to the selling security holder table (on pages 22 and 24, respectively, of the Form S-1).  LBI Group, Inc. purchased its shares covered by the Form S-1 in the Company’s August 2008 private placement and Mr. Liolios received anti-dilution warrants in respect of warrants he purchased in the Company’s private placement that closed in May of 2007.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No. 1 to the Form S-1 (the “Amendment No. 1”) as requested by the Staff Letter.

If you have any questions about this letter or Amendment No. 1, please call the undersigned or Wesley Paul of this office (212-986-9700).

We appreciate your prompt and diligent attention and turnaround.

Sincerely,

/s/William R. Dauber

William R. Dauber

cc:	Mr. Scott Pancoast, Lpath, Inc.
Wesley J. Paul, Esq.